NEWS RELEASE

January 24, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN’S ELK PROJECT, BC DELIVERS POSITIVE PRELIMINARY ECONOMICS

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report the results of a positive Preliminary Economic Assessment (“PEA”) of the open pit potential of its 100% owned Elk gold project located in British Columbia, Canada. The positive PEA demonstrates the potential that a viable project could be launched on the Elk property. The results for the base case (at US$1,000 per troy ounce) indicate a mining project with a 7 year mine life producing 139,000 ounces of gold at estimated cash operating costs of $C528 per troy ounce, initial capital expenditures of C$9.91 MM, pre-tax Internal Rate of Return of 51%, payback of 1.85 years and NPV of $C28.7 MM using a discount rate of 8%. The results for US$1,200 per troy ounce case indicate a mining project with a 9 year mine life producing 297,000 ounces of gold at estimated cash operating costs of $C652 per troy ounce, initial capital expenditures of C$17.5 MM, pre-tax Internal Rate of Return (IRR) of 39%, payback of 3.3 years and NPV of $C67.9 MM using a discount rate of 8%.

J.D. Poliquin, Chairman of Almaden commented, “The new positive PEA clearly demonstrates the possiblel economic viability of the Elk deposits’s bulk tonnage potential. We look forward to incorporating the 2010 drill results into this analysis as we move forward in developing the Elk deposit utilising the recommendations of the report. SRK’s analysis confirms Elk as a project with solid economics and capable of producing gold with good cash costs. Exploration results at Elk have continued to demonstrate significant growth potential as each additional exploration campaign is conducted. We view the PEA as an excellent foundation and consider it the starting point for Elk which we anticipate will continue to grow in size."

The NI 43-101 compliant PEA was completed by Roger Pooley, (MAusIMM) of SRK Consulting Australasia Pty Ltd. (“SRK”). SRK relied on other authors in the areas of Geology, Resources, and Mineral Processing. Susan Lomas, P.Geo of Lions Gate Geological Consulting (“LGGC”) prepared an updated National Instrument 43-101 compliant resource. Gary Hawthorn, P.Eng. of Westcoast Mineral Testing Inc. (WCMT) supervised the metallurgical testing and estimated the preliminary capital and operating costs for a treatment plant. Brian Alexander, P.Geo. supervised the 2010 drilling program at Elk.  A Technical Report entitled “NI 43-101 Technical Report for a Preliminary Economic Assessment on the Elk Gold Project, Merrit, British Columbia, Canada” dated January 14th, 2010 will be filed at www.sedar.com. The experts listed above have written sections of this Technical Report and are acting as the Qualified Person (QP) for those sections.

The PEA did not consider the underground potential of the resource but only the portion of the current resource amenable to open pit mining. The 2010 Mineral Resource Estimate and the PEA study do not include the results of the 2010 drilling at The Company plans to incorporate the 2010 drilling results into an updated mineral resource estimate once all the assay results are received, for the purposes of more advanced studies, including an analysis of the underground potential. The PEA recommends that the Company proceed with a Pre Feasibility Study of the project.

Highlights of the Preliminary Economic Assessment:

- Average life of mine cash operating cost of $C528 per ounce at $US 1,000 per ounce (Base Case) and $C 652 at $US1,200 per ounce.

- Estimated start-up capital expenditures of $C9.91 million and life of mine sustaining capital of $C12.18 million (Base Case).

- At $US1,000 per ounce, pre-tax Internal Rate of Return (IRR) of 51%, payback of 1.85 years and NPV of $C28.7 MM using a discount rate of 8% (Base Case).

- At $US1,200 per ounce gold, pre-tax Internal Rate of Return (IRR) of 39%, payback of 3.3 years and NPV of $C67.9 MM using a discount rate of 8%.

Project summary	Base Case	$1200 Case	Unit
Assumed gold price	1000	1200	$US/tr.oz
Tonnes per day treated	500	1000	tpd
Life	7	9	years
Total tonnes treated	1.1	2.6	MT
Grade	4.14	3.89	g/t
Waste: Ore ratio	16.4	30.1
Plant recovery	92	92%
Ounces Au produced	139,198	297,239	Tr.oz
Initial capital expense	9.91	17.50	$CADM
Working and preproduction capital	2.27	9.60	$CADM
Waste mining	2.42	1.90	$ CAD/tonne waste
Ore mining	8.38	5.87	$CAD /tonne ore
Processing	20.68	14.74	$CAD /tonne ore
Administration and overheads	2.07	1.27	$CAD /tonne ore
Total operating cost	70.30	78.91	$CAD / tonne / ore
Pre-tax NPV @ 8%	28.7	67.9	$CADM
Pre-tax IRR	51%	39%
Max Exposure	13.66	33.53	$CADM
Payback, years from start production	1.85	3.30	years
ratio, gross earnings: max exposure	5.02	6.00
ratio, NPV: max exposure	2.10	2.03

Table 1:

Project Assumptions and Results for Base and US$1,200 Cases

Economic Parameters and Constraints for the Preliminary Economic Assessment:

The preliminary assessment includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. This mining study and PEA are at a conceptual level where different options can be considered and a broad understanding of the potential project performance can be gained. SRK and Almaden consider this project to be preliminary or “green field” in nature as previous mining activity on the property was largely for exploration purposes and the property has not been the subject of a detailed pre-feasibility study as is defined in NI 43-101. For the base case pit scenario 9% of the resource considered viable in the study are Measured Resources, 73% Indicated and 18% Inferred Resources. For the US$1200 pit scenario 7% of the resource considered viable in the study is based on Measured Resources, 71% on Indicated and 22% on Inferred Resources.

The trial open pit operation that occurred in the 1990s mined a small portion of vein material. The scenario developed as a recommendation for further study is summarised in the following table. Known as the Base Case, it is based on using augmented process equipment that Almaden already owns. This limits the throughput to 500 tpd. The Base Case is a conservative and low risk scenario in the light of the current gold price, and in practice the project could be expanded to mine a much larger part of the known resources if current gold prices are sustained.  To show the effect of this, an alternative case known as the $US1200 case was also studied. The $US1200 case assumes that a gold price of $US1200/tr.oz will be maintained for eight years. The mine processing plant production is doubled, to 1,000 tpd. The underground resources declared in Table 3 below are not considered for production in this report. It is believed that if the project proposed goes ahead, then these resources will have a much improved chance of being mined, because access can be gained from within the open pit, and the treatment plant will have been built, and will be ready to accept underground production without further capital expense. This matter can therefore safely be left for consideration at a later time.

Item	Value	Unit
Slope Angle	45	°
Mining Costs	2.29	$/tonne waste
	8.25	$/tonne ore
Mining Recovery	1.0
Mining Dilution	1.1
Processing Cost including G & A	22.75	$/tonne
Processing Recovery	92%
Gold price	1,000	USD
US Dollar / CAD Dollar exchange rate	0.95
Selling Cost	2%	Of nominal gold sale price

Table 2: Base Case Pit Optimisation Parameters

Highlights of Updated Mineral Resource Estimate:

A mineral resource for the Elk Property was estimated by LGGC.  Multiple quartz veins were interpreted on north-south trending cross sections. Three-dimensional solids models were built from the sectional interpretations using diamond drill hole data captured through to 2007. Assay gold grades were capped and composited to vein width composites averaging about 1.5 m.  Gold grades were estimated into a block model using the inverse-distance method

Table 3:

Mineral Resources for the B and WD Veins at the Elk Project

LGGC directed SRK to produce a pit shell that LGGC incorporated into the resource estimation tabulations using a $US1200 gold price to constrain the blocks into open pit amenable resources reported at a 0.5 g/t Au cut-off. The remaining resources, that may have potential for underground extraction, was reported at a 5.0 g/t Au cut-off and are located below the $US1200 pit shell. Table 3 reports the results of the mineral resource estimation for the B and WD Veins using data available from December 2007.

Property Location and History:

The Elk Property is located in southern British Columbia, Canada roughly 325 km northeast of Vancouver and 55 km west of Okanagan Lake, approximately midway between the towns of Merritt and Peachland. The property is within the Similkameen Mining District and consists of 27 contiguous mineral claims and one mining lease covering 16,566 hectares.  Except for the Agur Option block, Almaden has a 100% interest in all claims.  A 1% NSR production royalty is payable on production from the Agur Option block, located approximately 4 km south of the area of estimated resources, and is not relevant to this report. Prospecting activities date back to the early 1900s but detailed work in the area began in 1960s and 1970s by several companies who focused on copper and molybdenum.  Fairfield Minerals investigated the area for gold in 1986.  Approximately 51,500 ounces of gold were produced between 1992 and 1995 from a test pit and underground mining exploration (a decline was excavated for underground drilling activity, but no stoping or underground mining occurred).

Almaden Resources Ltd. amalgamated with Fairfield Minerals in 2002 to form Almaden Minerals (Almaden), which thereby became the sole owner of the Elk gold property and has continued exploration activity on the project since this time.

Marc Blythe, P. Eng., VP of Mining of Almaden and a qualified person as defined by NI 43-101, has reviewed the technical information in this news release.

About Almaden:

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”_______

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.